SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                  SCHEDULE 13G
                                  Rule 13d-102

                    Under the Securities Exchange Act of 1934
                               (Amendment No. _)(1)

                         Transformation Processing Inc.
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                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                  89365V-10-3
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                                 (CUSIP Number)

                                December 31, 1998
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            (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               |_| Rule 13d-1 (b)
                               |_| Rule 13d-1 (c)
                               |X| Rule 13d-1 (d)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 Pages

CUSIP No. 89365V-10-3               13G                        Page 2 of 5 Pages
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(1) Name of Reporting Persons
    I.R.S. Identification Nos. of above persons. (entities only)

    Paul G. Mighton                        Diversified Technologies Ltd. ("DTL")
    Gary G. McCann

    (The Reporting Persons have neither a S.S. No. or I.R.S. Identification No.)
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|X|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Citizenship or place of organization.

    Mighton and McCann - Canada
    DTL- British Virgin Islands
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Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:

        (See Item 4)    McCann - 690,000
                        Mighton - 700,000

    (6) Shared voting power:

        DTL - 1,533,367 (1)

    (7) Sole dispositive power:

        (See Item 4)    McCann - 690,000
                        Mighton - 700,000

    (8) Shared dispositive power:

        DTL - 1,533,367 (1)
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(9) Aggregate amount beneficially owned by each reporting person.

    See Item 4
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(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).

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(11) Percent of class represented by amount in Row 9.

     McCann - 8.1%       DTL - 8.5% (1)
     Mighton - 8.2%
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(12) Type of reporting person (see instructions).

     McCann - IN
     Mighton - IN
     DTL - CO
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(1) Messrs. Mighton and McCann are the sole shareholders of DTL. DTL holds the
Shares as nominee for Messrs. Mighton and McCann.

Item 1(a).  Name of Issuer:  Transformation Processing Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

                  5500 Explorer Drive, Suite 2000, Mississauga, Ontario

Item 2(a).  Name of Person Filing:

                  Gary G. McCann, Diversified Technologies Ltd.
                  Paul G. Mighton

Item 2(b).  Address of Principal Business Office or, if None, Residence:

                  5500 Explorer Drive, Suite 2000, Mississauga, Ontario

Item 2(c).  Citizenship:

                  Messrs. Mighton and McCann - Canadian
                  DTL - British Virgin Islands

Item 2(d).  Title of Class of Securities:

                  Common Stock, par value $.001

Item 2(e).  CUSIP Number:

                  89365V-10-3

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                   N/A

Item 4.     Ownership:

            (a) McCann direct 690,000 McCann indirect 766,684(1/2 of the Shares held by DTL) Mighton direct 700,000 Mighton indirect 766,683(1/2 of the Shares held by DTL) DTL direct 1,533,367
                  (1)

            (b)   McCann direct 3.8%*     Mighton direct 3.9%*        DTL: 8.5%*
                  McCann indirect:4.3%*   Mighton indirect: 4.3%*

*Based on 17,960,915 shares outstanding as of February 1, 1999

(1) Messrs. Mighton and McCann are the sole shareholders of DTL. DTL holds the Shares as nominee for Messrs. Mighton and McCann.

            (c)   Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:

                        Mighton: 700,000
                        McCann 690,000

                  (ii)  Shared power to vote or to direct the vote:

                        DTL 1,533,367 (1)

                  (iii) Sole power to dispose or to direct the disposition of :

                        Mighton: 700,000
                        McCann: 690,000

                  (iv)  Shared power to dispose or to direct the disposition of:

                        DTL 1,533,367 (1)

Item 5.     Ownership of Five Percent or Less of a Class:

                  N/A

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            DTL hold 8.5% of the outstanding shares on behalf of Messrs. Mighton and McCann.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                  N/A

Item 8.     Identification and Classification of Members of the Group:

                  Members of Group include: Paul Mighton, Gary McCann and DTL.

Item 9.     Notice of Dissolution of Group:

                  N/A

Item 10.    Certification:

                  N/A

(1) Messrs. Mighton and McCann are the sole shareholders of DTL. DTL holds the Shares as nominee for Messrs. Mighton and McCann.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 1999


                                                /s/ Paul G. Mighton
                                                -------------------
                                                Paul G. Mighton


                                                /s/ Gary G. McCann
                                                ------------------
                                                    Gary G. McCann


                                                DIVERSIFIED TECHNOLOGIES LTD.


                                                By: /s/ Paul G. Mighton
                                                -----------------------
                                                Paul G. Mighton